July 8, 2019
VIA EDGAR AND EMAIL
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Jeff Long
Re: The Community Development Fund (File No. 811-23080)
Mr. Long:
This letter responds to comments given by you to John J. O’Brien of Morgan, Lewis & Bockius LLP on behalf of SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for The Community Development Fund (the “Fund”) in a telephone conversation on July 2, 2019. The comments relate to the Fund’s December 31, 2018 annual report to shareholders (the “Report”), which was filed on Form N-CSR on March 7, 2019, and the Fund’s annual report for registered investment companies, which was filed on Form N-CEN on March 14, 2019.
SEI provides the Fund with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Fund. In connection with our response, we acknowledge that the Fund, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report. Staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Report. Furthermore, the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We have reproduced the substance of your comment below, followed by our response.
SEC Comment:
On Form N-CEN, the Fund indicated in its response to Question c. of Item C.8. that waived fees are not subject to recoupment. However, the Report indicates that waived fees are subject to recoupment. Going forward, please indicate on Form N-CEN that waived fees are subject to recoupment.

SEI Response:	Waived fees are subject to recoupment. Accordingly, on a going forward basis, the Fund will indicate “yes” in response to Question c. of Item C.8. of its Form N-CEN filings.
Please contact Eric Kleinschmidt at [Phone Number] if you have any questions or comments.

Very truly yours,

/s/ Eric Kleinschmidt
Eric Kleinschmidt
Treasurer and Chief Financial Officer

cc:    Jack O’Brien
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